Exhibit C-9

Update of

Economic and

Fiscal Projections

NOVEMBER 13, 2012

©Her Majesty the Queen in Right of Canada (2012)

All rights reserved

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shall be addressed to Public Works and Government Services Canada.

Cette publication est également disponible en français.

Cat. No.: F1-37/2012E-PDF

Table of Contents

Highlights	4

Chapter 1—Keeping Canada on Course in an Uncertain World	5
Supporting Jobs and Growth	11

Chapter 2—Economic Developments and Prospects	14
Introduction	14
Global Economic Developments and Outlook	14
Financial Market Developments	22
Commodity Prices	24
Recent Canadian Economic Developments	25
Canadian Economic Outlook	34
Risk Assessment	38
Planning Assumptions	39

Chapter 3—Fiscal Outlook	40
Planning Assumptions	40
Reclassifications Reflecting the Adoption of the New Accounting Standard for Tax Revenues	41
Changes in the Fiscal Outlook Since the March 2012 Budget	42
Summary Statement of Transactions	46
Outlook for Budgetary Revenues	49
Outlook for Program Expenses	52
Risks to the Fiscal Projections	55
Sensitivity of the Budgetary Balance to Economic Shocks	56

Highlights

•

The Canadian economy has experienced one of the best performances among Group of Seven (G-7) countries over the recovery. The output that was lost over the recession has been more than fully recouped and Canada has outperformed all other G-7 economies in job creation over the recovery.

•	However, the global economic environment remains highly uncertain and downside risks continue to weigh on the outlook.

•	While real growth in Canada has remained resilient, Canada is not immune to developments outside our borders.

•	Weak global demand has resulted in lower-than-expected commodity prices. This in turn has contributed to a lower-than-expected level of nominal gross domestic product (GDP) and government revenues.

•	Nevertheless, the Government remains on track to meet its commitment to return to balanced budgets over the medium term.

•	This reflects the Government’s ongoing commitment to control growth in program spending.

•

Since 2006, the Government has implemented a comprehensive agenda to support jobs and growth, including making Canada a competitive low-tax jurisdiction. Economic Action Plan 2012 announced a set of measures that will further bolster long-term growth.

•

The Government’s agenda is delivering results. Business investment rebounded strongly during the recovery and Canada is the only G-7 country to have more than fully recovered business investment that was lost during the recession.

•	The Government is striking the right balance between returning to balanced budgets over the medium term and continuing to invest in the key drivers of economic growth and job creation.

Note: This document incorporates economic, financial and fiscal data available up to and including November 2, 2012.

Chapter 1

Keeping Canada on Course in an Uncertain World

The Canadian economy continues to outperform in a world of elevated uncertainty. Canada has more than recovered the output that was lost during the recession and has experienced the strongest employment growth in the G-7 over the recovery (Chart 1.1). Moreover, the private sector has been the primary driver of new job creation, with over 90 per cent of all new jobs in full-time positions and more than two thirds in high-wage industries. This bodes well for a sustained recovery.

However, the global economic environment remains highly uncertain. The sovereign debt and banking crisis in the euro area continues to weigh on consumer and business confidence and is dragging down economic activity in the region. Based on readings of business conditions, the euro area is most likely back in recession. In the United States, the recovery remains modest and there is potential for significant federal government fiscal contraction beginning next year if political agreement cannot be reached on a plan to smooth out needed expenditure reductions and scheduled tax increases (the so-called “fiscal cliff”).

Reflecting the softening of global growth, the International Monetary Fund (IMF) recently downwardly revised its outlook for real GDP growth in the advanced economies to just 1.3 per cent in 2012 and 1.5 per cent in 2013 (Chart 1.2).

In the face of these adverse conditions, Canadian economic growth has remained resilient. Real GDP has continued to expand, albeit at a modest pace, in line with the projections in Budget 2012.

However, Canada is not immune to developments beyond our borders. The most important impact of the weakness of the global economy on Canada has been through lower commodity prices. Commodity prices were lower than expected during the first half of this year and are projected to remain below levels anticipated in Budget 2012 over the medium term (Chart 1.3).

As a result of weaker global commodity prices, the expected level of nominal GDP is on average $25 billion (1.3 per cent) lower than projected in Budget 2012 over the 2012 to 2016 period. Since nominal GDP is the broadest single indicator of the tax base, this downward revision has a direct and significant negative impact on expected government revenues over this period (Chart 1.4).

While the forecast for revenues is lower compared to that of Budget 2012, the fiscal projections nevertheless show that the Government remains on track to return to balanced budgets over the medium term (Chart 1.5). This projected return to budgetary balance is based on prudent planning assumptions, which include an adjustment for risk.

The return to balanced budgets is the result of the Government’s ongoing commitment to controlling growth in program spending. This control will ensure that average growth of program spending is about half the rate of growth in revenues over the forecast horizon. Program expenses as a share of GDP will steadily decline, returning to pre-recession levels by the end of the forecast horizon (Chart 1.6). In controlling growth in program spending, the Government will not reduce transfers to persons, including for seniors, children and the unemployed, or transfers to other levels of government in support of health care and social services.

Eliminating the deficit will ensure that the federal debt, measured in relation to the size of the economy, resumes its downward track (Chart 1.7). Canada’s federal debt in relation to the economy is expected to decline to 28.1 per cent of GDP by 2017–18. As a result, Canada’s total net debt will remain the lowest in the G-7 by far. Lowering federal debt will also help to ensure that Canada meets its G-20 targets, as agreed to by G-20 leaders at their summit in Toronto in June 2010, to halve deficits by 2013 and to stabilize or reduce total government debt-to-GDP ratios by 2016.

Supporting Jobs and Growth

Lowering the debt reduces the burden placed on future generations of Canadians and improves the environment for investment by keeping taxes and interest rates low. The commitment to manage public finances in a responsible manner is a key element of the Government’s comprehensive long-term agenda, launched in 2006, to foster strong, sustainable, long-term economic growth, building on Canada’s key advantages.

The Government followed through on this agenda by reducing taxes on Canadians, paying down debt, and investing in skills and infrastructure. These actions put the Canadian economy on a solid foundation for sustainable, long-term economic growth. They also placed Canada in a stronger position than most other countries and allowed the Government to respond quickly and effectively in response to the global recession in order to support the economy and protect Canadian jobs.

Budget 2012, entitled “Economic Action Plan 2012”, advanced the agenda to bolster long-term growth potential in Canada by investing in areas that promote jobs, economic growth and prosperity and by reinforcing Canada’s fundamental economic, financial and fiscal strengths. Economic Action Plan 2012 announced a set of measures to improve conditions for business investment, encourage responsible resource development, promote innovation through investments in knowledge and support for research and development, and facilitate greater participation in the labour force by underrepresented groups.

The actions taken by the Government since 2006 have been reflected in a strong economic performance over the past six years, with almost 1.4 million new jobs created since the beginning of 2006 and the strongest employment and income growth in the G-7 (Chart 1.8).

The Government’s actions to improve the environment for business investment have been reflected more recently in the resilience of the economic recovery, in particular the strength of business investment growth. Indeed, Canada is the only G-7 country to have more than fully recovered business investment that was lost during the recession (Chart 1.9). Business investment today creates the engines of growth for the future.

The Government is striking the right balance between returning to balanced budgets over the medium term and continuing to invest in the key drivers of economic growth and job creation. The commitment to return to budgetary balance over the medium term results from the Government’s fundamental belief that the private sector is the engine of growth and wealth creation. The role of government is to provide the framework policies, programs and services for a prosperous economy and society at levels of taxation that are competitive and sustainable for the long term.

To build a stronger Canada, the Government will continue to take the necessary steps to reinforce the fundamental strength and promise of the Canadian economy in order to sustain economic growth, create the high-quality, value-added jobs of tomorrow, preserve social programs and sound public finances, and deliver continued prosperity for generations to come.

Chapter 2

Economic Developments and Prospects

Introduction

The global economic environment remains highly uncertain. The key challenge currently facing the global recovery remains the euro area sovereign debt and banking crisis, which has triggered ongoing volatility in financial markets, weighed on consumer and business confidence and resulted in a deterioration of the global outlook. In the United States, the recovery remains fragile and the U.S. economy faces the further risk of significant federal government fiscal contraction at the beginning of next year (the so-called “fiscal cliff”), which could push it back into recession. Moreover, unless U.S. policy makers develop a credible medium-term plan to put that country’s debt on a sustainable path, this could lead to rising uncertainty and ultimately slower economic growth.

Despite this challenging global economic environment, the Canadian economy continues to expand, albeit at a modest pace, enjoying one of the best performances among Group of Seven (G-7) countries over the recovery. However, Canada is not immune to these external developments. While the private sector forecast for real gross domestic product (GDP) growth is largely unchanged since Budget 2012, weaker global commodity prices during the first half of this year have reduced the outlook for GDP inflation in 2012. This has reduced the expected level of nominal GDP in 2012 and over the 2012 to 2016 period. Chapter 3 reviews the implications of this reduction in the expected level of nominal GDP for the fiscal outlook.

This chapter reviews major global and Canadian economic developments since Budget 2012, presents the private sector economic forecast that forms the basis for the fiscal projections, and discusses the risks and uncertainties surrounding this economic forecast.

Global Economic Developments and Outlook

The global economy has shown signs of renewed weakness since Budget 2012. Financial market stress and sovereign debt concerns in the euro area have reintensified, while global indicators of business activity have generally softened, pointing to sluggish world economic growth in mid-2012. Global growth forecasts from the International Monetary Fund (IMF) and other organizations have been revised down. In response to these developments, many central banks have eased monetary conditions, either by cutting policy rates (e.g. in the euro area, China, Brazil and Australia, among others) or through asset purchases aimed at lowering long-term market interest rates (e.g. in the U.S., Japan and the United Kingdom).

In Europe, the sovereign debt and banking crisis in the euro area continues, and the uncertainty and volatility related to the crisis has weighed on economic activity. Indicators of business conditions from July through September have remained negative, suggesting that the euro area economy contracted again in the third quarter of 2012 (official statistics for the third quarter will be released on November 15th). As a result, the euro area economy is now most likely in recession (Chart 2.1).

While concerns remain with respect to the situations in Greece, Ireland and Portugal, the focus is now on the larger economies of Spain—which is grappling with a sharp recession and a fragile banking sector—and Italy—which is falling deeper into recession and experiencing challenges in implementing the government’s structural reform program. In response to the weakness in the euro area, the European Central Bank (ECB) lowered its policy rate to a euro-era low of 0.75 per cent in early July. In September, the ECB announced the details of a new bond-buying plan, dubbed “Outright Monetary Transactions”, through which it will purchase the sovereign bonds of stressed euro area countries that have committed to structural reforms under a European support program. European leaders have also made progress on commitments to strengthen the European Monetary Union through deeper economic and financial integration. Despite these actions, market stress remains elevated. Looking ahead—and assuming the sovereign debt and banking crisis remains contained—the IMF expects the euro area to return to very modest growth in early 2013.

In the United States, the economic recovery continues at a modest pace. Since the start of the current recovery, U.S. real GDP has grown at its weakest pace relative to any other recovery since World War II, with the output lost during the recession having only recently been recouped (Chart 2.2). The weak pace of growth, which is typical of recoveries following financial crises, has been due primarily to significant wealth losses among households and their efforts to increase savings and reduce debt levels. This has been reinforced by sustained weakness in U.S. employment, which remains well below pre-recession levels. Significant slack in the housing sector also continues to restrain growth in the U.S., although there has been a modest but encouraging pickup in activity over the last few months. More recently, spillovers from the euro area sovereign debt and banking crisis have also weighed on U.S. growth, both directly through lower exports and indirectly through the negative impacts of the crisis on financial markets and confidence. As well, Hurricane Sandy caused major disruptions along the mid-Atlantic U.S. coast in late October and early November, although the impact of the storm on near-term U.S. growth is expected to be very modest.

In response to ongoing economic weakness and an elevated unemployment rate, the Federal Reserve has taken further steps to ease monetary policy, indicating that it now expects “exceptionally low levels for the federal funds rate” to run “at least through mid-2015”, while also announcing its intention to purchase a further US$40 billion in securities per month for the foreseeable future (“QE3”). Moreover, it has signalled that it will continue these purchases, undertake additional asset purchases, or employ other policy tools, until the labour market improves substantially, while also fulfilling its other key policy mandate of maintaining stable prices. All in all, U.S. economic growth is expected to remain modest going forward, constrained by the ongoing reduction in household debt levels and spillovers from the euro area sovereign debt and banking crisis, as well as necessary fiscal restraint.

Indeed, fiscal policy is one of the largest downside risks to U.S. growth next year and in the medium term. A number of tax increases and spending reduction measures—representing about 4 per cent of U.S. GDP—are scheduled to come into force automatically at the beginning of 2013 (the so-called “fiscal cliff”). Absent a political agreement to help smooth out this fiscal adjustment, a fiscal contraction of this magnitude could tip the U.S. economy back into recession. Private sector economists are generally assuming that the full implementation of all budgeted tax and spending measures will be avoided through some form of political compromise. Nonetheless, they have downgraded their expectations for near-term U.S. real GDP growth and now expect growth of 2.2 per cent in 2012 and 2.0 per cent in 2013 (Chart 2.3).

In addition, the U.S. federal government will again reach its legislated debt ceiling sometime in February or March 2013, raising the risk of a repeat of the debt ceiling crisis of the summer of 2011, when political delays in raising the ceiling resulted in financial market turmoil, declines in confidence and a downgrade to the U.S. sovereign credit rating by one rating agency. Beyond the near term, the fiscal risk in the U.S. relates to insufficient progress made in developing a credible medium-term plan to put the federal debt burden on a sustainable path. In the absence of policy action, the already-high federal debt-to-GDP ratio will continue to rise. Over the medium term, this could lead to a rise in uncertainty and a fall in confidence, inducing households and businesses to reduce spending and investment. This would harm the U.S. economy and weigh on the global economic recovery.

In emerging and developing economies, the pace of economic activity has also eased but remains strong compared to the advanced economies. In China, the pace of economic growth slowed in late 2011 and early 2012 to its weakest pace since the global recession, reflecting the effects of past policy tightening undertaken to cool the economy after signs of overheating surfaced in 2010, as well as weaker foreign demand for Chinese exports, particularly from Europe. In response to the slowdown in growth, as well as a decline in inflation, the Chinese government eased monetary policy in late 2011 and early 2012, and announced a modest fiscal stimulus plan in June 2012. While real GDP growth on a year-over-year basis continued to slow in the third quarter, quarter-over-quarter growth, which is more indicative of current economic momentum, has picked up recently, rising from 6.1 per cent in the first quarter of 2012 to 8.2 per cent in the second quarter and 9.1 per cent in the third quarter (Chart 2.4). Moreover, September data on industrial production, retail sales and exports point to continued momentum heading into the fourth quarter. Overall, the IMF expects economic growth in China to pick up slightly from 7.8 per cent in 2012 to 8.2 per cent 2013, as domestic demand growth, especially investment growth, continues to be supported by the policy easing now underway.

Reflecting recent global economic developments, the IMF has revised down its outlook for global growth for the second time in six months, to 3.3 per cent in 2012 and 3.6 per cent in 2013 (Chart 2.5). For advanced economies, the IMF now projects growth of only 1.3 per cent in 2012 and 1.5 per cent in 2013, reflecting weakness in the euro area and the modest pace of recovery in the United States. The modest pickup in global activity in 2013 projected by the IMF reflects recent policy easing by a number of central banks in both advanced and emerging economies. However, the IMF warns that its global outlook is predicated on the successful containment of the euro area sovereign debt and banking crisis and the avoidance of a sharp fiscal contraction in the United States.

The slowdown in growth in advanced economies, particularly in the U.S., has significant consequences for Canadian exports. In 2011, 74 per cent of Canada’s goods exports were destined for the U.S., down from 87 per cent a decade earlier. This decline has been mirrored by rising shares of our exports to Europe, emerging Asia, and other markets. With growth in the U.S. expected to remain modest going forward, it is clear that Canada will need to continue to develop other export markets, in regions such as Europe and Asia, to foster growth in coming years (Chart 2.6).

Financial Market Developments

The negative impact of uncertainty over fiscal and economic stability in Europe continues to be felt in global financial markets, despite actions by many central banks to ease monetary conditions. Bond yields for at-risk European countries remain elevated, and flight-to-quality capital flows have pushed down yields for North American and core European bonds.

Global equity markets generally declined over much of the second quarter of 2012, sparked by the impact of weaker global growth and renewed fears of a Greek default and potential exit from the euro area. Market tension was aggravated by concerns over Spain’s and Italy’s fiscal sustainability and questions over the ability of European leaders to take the necessary actions to contain the crisis. European bank equities were once again particularly affected, reflecting their exposure to the sovereign debt of a number of peripheral euro area countries. Markets have regained ground since July but most major global indices have only just returned to levels seen at the time of Budget 2012, with uncertainty continuing to be reflected in market volatility (Chart 2.7).

Concerns over euro area stability also resulted in higher borrowing rates for peripheral European countries in the second quarter of 2012. While these rates have since retreated to levels seen at the time of Budget 2012, this is largely a reflection of prospective actions to be taken by euro area institutions to centralize risk (in particular the ECB’s September announcement of its bond purchase plan), rather than improvements in the underlying economic and fiscal situations of the countries themselves. Moreover, bond rates for these countries remain elevated relative to core European countries and other perceived safe-haven destinations, including Canada (Chart 2.8).

Commodity Prices

Renewed global economic uncertainty weighed on commodity prices in the second quarter of 2012. Price declines in the quarter were particularly steep for commodities that traditionally move in line with global growth expectations, such as crude oil and base metals.

Commodity prices have begun to recover since the lows observed in June, led by sharply higher grain prices, due to drought conditions in the U.S. and other grain producing countries. Natural gas prices have also increased from the depressed levels at the time of Budget 2012, which were the result of weak demand for natural gas, due to a mild winter, and unusually high inventory levels.

However, overall commodity prices have declined by 7 per cent since Budget 2012, and the level of commodity prices consistent with the Update 2012 average private sector forecast is expected to remain below its Budget 2012 level over the medium term (Chart 2.9).

Uncertainty and weaker global growth have weighed on commodity prices since Budget 2012

Chart 2.9

Commodity Prices (in U.S. dollars)

index, 2002 = 100
260
250
240
230
220
210
200
March 2012
Budget 2012
Update 2012
Jan 2011
Jan 2012
Jan 2013
Jan 2014
Jan 2015
Jan 2016

Note: Solid line shows historical spot prices. Dotted lines are projections of commodity prices consistent with the March 2012 and October 2012 surveys of private sector economists. Last data point is December 2016.

Sources: Commodity Research Bureau; Department of Finance March 2012 and October 2012 surveys of private sector economists; Department of Finance calculations.

Recent Canadian Economic Developments

The Canadian economy has been resilient, despite a challenging external environment. Canada’s economic performance has been reflected in a robust labour market performance to date, with over 820,000 more Canadians working today than at the time of the trough in employment in July 2009—an increase of 4.9 per cent. Canada has outperformed all other G-7 economies in job creation over the recovery (Chart 2.10).

Over 90 per cent of all jobs created over the recovery have been in full-time positions with more than two thirds in high-wage industries (Chart 2.11). Encouragingly, the private sector has been the main source of job creation since the end of the recession, an essential condition for a sustained recovery and expansion, generating about three quarters of all new jobs since July 2009.

The employment situation in Canada contrasts sharply with that of the U.S., where employment remains significantly below pre-recession levels (Chart 2.12). As a result, the Canadian unemployment rate is  1/2 percentage point below that of the United States. The U.S. unemployment rate has exceeded the Canadian rate since October 2008, a phenomenon not seen on a sustained basis since the mid-1970s. Furthermore, when Canadian unemployment is measured on the same basis as in the U.S., the unemployment rate gap between the two countries increases to almost 1 1/2 percentage points.1

The stronger performance of the Canadian labour market is also reflected in the long-term unemployment rate (the number of people unemployed for a period of at least 27 weeks as a share of the labour force). Canada’s long-term unemployment rate stood at 1.6 per cent in 2011, slightly below its historical average since 1976 and well below the U.S. level of 3.9 per cent, which remains more than three times above its average over the same period.

Moreover, the Canadian labour market has maintained a much higher labour force participation rate (the share of the population 15 and over in Canada, and 16 and over in the United States, either working or actively seeking work), which indicates that there are fewer discouraged workers in Canada, as more of the unemployed are seeking work and finding it. In contrast, the U.S. participation rate has declined sharply and now stands near its lowest level in more than three decades. As a result, the labour force participation rate gap between the two countries has widened to its largest on record, averaging 3 percentage points so far this year. In the absence of such a marked decline in the U.S. labour force participation rate, the U.S. unemployment rate would have remained near its post-recession level of about 10 per cent.2

[1]	Conceptual differences raise the Canadian unemployment rate relative to the U.S. rate. In particular, Statistics Canada considers as unemployed those passively looking for work (e.g. reading want ads) as well as those who will begin work in the near future, while the U.S. Bureau of Labor Statistics does not include either group in its unemployment calculations. In addition, the Canadian methodology includes 15-year-olds (who have a higher-than-average unemployment rate), while the U.S. does not.
[2]	The U.S. unemployment rate would have remained at about 10 per cent if the labour force participation rate had declined by about half as much as was the case, assuming that the number of employed remained the same.

Canadian economic growth has also been resilient compared to other G-7 economies, during both the recession and the recovery. Real GDP in Canada is now significantly above pre-recession levels—the best performance in the G-7 (Chart 2.13).

Economic growth over this period has been largely driven by sustained strength in demand from Canadian households and businesses, which has more than offset weak external demand. Real private domestic demand rose by 2.0 per cent in the second quarter of 2012, its 12th consecutive quarterly increase. Domestic demand growth was largely driven by strength in business non-residential investment growth, which accelerated to 9.3 per cent in the second quarter. Canada is the only G-7 country to have more than fully recovered business investment lost during the recession, reflecting strong growth over the recovery (Chart 2.14).

On balance, Canada’s economy has performed better than other G-7 economies during the recovery. However, Canada has not been immune to global economic developments. Real GDP growth has been modest, averaging slightly over 2 per cent since the beginning of 2011 (Chart 2.15).

Renewed global uncertainty has also translated into sharply lower world prices for commodities produced in Canada, which has lowered GDP inflation and hence nominal GDP growth (the sum of real GDP growth and GDP inflation). Indeed, nominal GDP growth slowed to just 1.3 per cent on average over the first two quarters of 2012 (Chart 2.16). This has also translated into slower growth in government revenues.

Nominal GDP Growth

Growth in nominal GDP—the broadest single indicator of the tax base—is the sum of real GDP growth and GDP inflation. Consequently, nominal GDP growth is affected as much by developments in GDP inflation as it is by variations in real GDP growth.

GDP inflation measures the change in the prices of goods and services produced in the economy. It is effectively driven by two main components:

•	changes in domestic prices of goods and services purchased by households (reflected in Consumer Price Index (CPI) inflation), businesses and governments in Canada; and

•	changes in Canada’s terms of trade, which is the ratio of Canada’s export prices to its import prices.

As commodities account for a large share of Canadian net exports, the terms of trade is significantly influenced by movements in global commodity prices. Global commodity prices, in turn, are affected by global economic and political developments.

Table 2.1 highlights the importance of changes in the terms of trade to GDP inflation, and hence, nominal GDP growth.

During periods when changes in the terms of trade have been negative (for example, during the recession in 2009 and more recently in the first half of 2012), GDP inflation has also been negative, which has directly reduced nominal GDP growth.

These periods of weaker nominal GDP growth, in turn, result in lower growth in government revenues.

Table 2.1

Decomposition of Nominal GDP Growth

per cent, unless otherwise indicated

	2006	2007	2008	2009	2010	2011	2012H1[1]

Nominal GDP growth	5.3	5.4	5.1	-4.9	6.4	5.9	1.3
Real GDP growth	2.7	2.1	1.1	-2.8	3.2	2.6	1.9
GDP inflation	2.6	3.2	4.0	-2.2	3.1	3.2	-0.5
Contributions from
Prices of goods and services purchased by households, businesses and governments	2.2	2.2	2.4	1.0	1.6	2.2	1.1
Terms of trade[2]	0.3	1.0	1.4	-3.4	1.5	1.0	-1.6
Addenda
Growth in commodity prices	1.4	8.4	22.1	-35.6	24.0	15.5	-2.6
CPI inflation	2.0	2.1	2.4	0.3	1.8	2.9	1.1

Notes: Contributions are given in percentage points. Totals may not add due to rounding and logarithmic approximation.

[1]	The average of quarter-over-quarter growth (annualized rate) in the first and second quarter of 2012.
[2]	Per cent change in the terms of trade adjusted for the shares of exports and imports in nominal GDP.

Canadian Economic Outlook

The average of private sector economic forecasts has been used as the basis for fiscal planning since 1994 and introduces an element of independence into the Government’s fiscal forecast. This practice has been supported by international organizations such as the IMF.

The Department of Finance regularly surveys private sector economists on their views on the outlook for the Canadian economy. The economic forecast presented in this section is based on a survey conducted in October 2012, and includes the views of 14 economists. This forecast incorporates the historical revisions to the Canadian System of National Accounts released on October 1 by Statistics Canada.

The October 2012 survey of private sector economists included BMO Capital Markets, Caisse de dépôt et placement du Québec, CIBC World Markets, The Conference Board of Canada, Desjardins, Deutsche Bank of Canada, IHS Global Insight, Laurentian Bank Securities, National Bank Financial Group, Royal Bank of Canada, Scotiabank, TD Bank Financial Group, UBS Securities Canada, and the University of Toronto (Policy and Economic Analysis Program).

The economists’ outlook for Canadian real GDP growth over the next five years is broadly unchanged, on average, from their expectations at the time of Budget 2012. Economists now expect growth of 2.1 per cent in 2012, unchanged from Budget 2012, and 2.0 per cent in 2013, down from 2.4 per cent in Budget 2012. This downward revision reflects more moderate growth expectations for the second half of 2012 and first half of 2013. Offsetting this, real growth is expected to be stronger over the 2014 to 2016 period (Chart 2.17 and Table 2.2).

The private sector economic outlook is consistent with continued modest growth in the global economy. In particular, this implies a gradual resolution of the euro area sovereign debt and banking crisis, with economic conditions in Europe gradually improving from the renewed weakness witnessed in mid-2012. Similarly, the outlook is consistent with U.S. policy makers modifying current legislation so as to avoid a large fiscal contraction in the near term.

While the private sector forecast for real GDP growth is largely unchanged since the budget, weaker global commodity prices during the first half of this year have reduced the outlook for GDP inflation in 2012. This has reduced the projected level of nominal GDP by about $25 billion (or 1.3 per cent), on average, over the 2012 to 2016 period, compared to the Budget 2012 outlook (Chart 2.18).

The economists expect unemployment rates to be largely unchanged from the outlook in Budget 2012. They project that the unemployment rate will continue to gradually decline over the forecast horizon and reach 6.4 per cent by 2017.

Private sector economists have lowered their interest rate projections over the forecast period. They now expect both 3-month treasury bill rates and 10-year government bond rates to be lower between 2012 and 2016, by an average of 30 basis points and 60 basis points, respectively, compared to the forecast presented in Budget 2012. The economists continue to expect the Canadian dollar to remain near parity with the U.S. dollar over the forecast horizon.

Table 2.2

Average Private Sector Forecasts

per cent, unless otherwise indicated

	2012	2013	2014	2015	2016	2017	2012– 2016

Real GDP growth
March 2012 survey/Budget 2012	2.1	2.4	2.4	2.4	2.2	—	2.3
October 2012 survey/Update 2012	2.1	2.0	2.5	2.5	2.3	2.2	2.3

GDP inflation
March 2012 survey/Budget 2012	2.4	2.0	2.1	2.0	2.0	—	2.1
October 2012 survey/Update 2012	1.3	2.0	2.1	2.1	2.1	2.1	1.9

Nominal GDP growth
March 2012 survey/Budget 2012	4.6	4.4	4.6	4.4	4.2	—	4.4
October 2012 survey/Update 2012	3.4	4.0	4.7	4.7	4.4	4.3	4.2

Nominal GDP level (billions of dollars)
March 2012 survey/Budget 2012[1]	1,844	1,925	2,013	2,102	2,190	—	—
October 2012 survey/Update 2012	1,822	1,895	1,984	2,078	2,169	2,262	—
Difference between Update 2012 and Budget 2012	-21	-29	-29	-24	-21	—	—

3-month treasury bill rate
March 2012 survey/Budget 2012	0.9	1.3	2.2	3.3	3.9	—	2.3
October 2012 survey/Update 2012	1.0	1.2	1.8	2.6	3.4	3.9	2.0

10-year government bond rate
March 2012 survey/Budget 2012	2.2	2.8	3.6	4.3	4.5	—	3.5
October 2012 survey/Update 2012	1.9	2.2	2.9	3.5	4.2	4.7	2.9

Exchange rate (US cents/C$)
March 2012 survey/Budget 2012	99.6	101.8	101.1	100.5	100.2	—	100.7
October 2012 survey/Update 2012	100.2	101.1	100.1	100.5	99.5	98.1	100.3

Unemployment rate
March 2012 survey/Budget 2012	7.5	7.2	6.9	6.7	6.6	—	7.0
October 2012 survey/Update 2012	7.3	7.2	6.8	6.6	6.5	6.4	6.9

Consumer Price Index inflation
March 2012 survey/Budget 2012	2.1	2.0	2.0	2.0	2.0	—	2.0
October 2012 survey/Update 2012	1.7	2.0	2.0	2.0	2.0	2.0	1.9

U.S. real GDP growth
March 2012 survey/Budget 2012	2.3	2.4	2.8	2.9	2.8	—	2.6
October 2012 survey/Update 2012	2.2	2.0	2.9	3.1	3.0	2.8	2.6

[1]	These values have been restated to reflect the historical revisions to the Canadian System of National Accounts released on October 1, 2012 by Statistics Canada.

Sources: Budget 2012; Department of Finance March 2012 and October 2012 surveys of private sector economists.

Risk Assessment

On October 29, 2012, the Minister of Finance met with the private sector economists to discuss the economic projections resulting from the October 2012 survey, as well as the risks surrounding the outlook. At that time, the economists agreed that the average forecast from the October survey was a reasonable basis for fiscal planning.

The economists highlighted a number of risks to the outlook, the greatest of which continue to be external to the Canadian economy.

The economists continue to see the euro area sovereign debt and banking crisis as a risk to the near-term outlook, although they feel that the risk of a severe negative economic outcome in Europe had moderated since the time of Budget 2012. They noted that recent actions taken by euro area leaders—including the “Outright Monetary Transactions” measures announced by the ECB on September 6—represent significant steps in their efforts to successfully contain the crisis.

They also remain concerned about the possibility of significant fiscal tightening in the U.S. at the beginning of 2013—the so-called “fiscal cliff”—which could reduce U.S. growth. Moreover, the U.S. will reach the debt ceiling sometime in February or March, raising the risk of a repeat of the debt ceiling crisis in summer 2011. Further, the possibility that U.S. policy makers do not act to reduce government debt over the medium term could also weigh on the economic performance of that country.

On the domestic front, the main risk to the outlook identified by the economists continues to be the exposure of Canadian households to elevated levels of debt. A negative external shock to the Canadian economy that would translate into higher unemployment rates could trigger deleveraging on the part of those households holding elevated levels of debt. However, they noted that the recent additional actions taken by the Government to tighten government-backed insured mortgage standards would help to prevent households from becoming overextended.

On the upside, the economists saw the potential for stronger-than-expected growth in the U.S., particularly given recent encouraging housing market data. More importantly, growth could be significantly stronger than expected if U.S. policy makers are able to coordinate policy such that the 2013 fiscal cliff is avoided while implementing a medium-term plan to reduce government debt.

The economists also noted that the risk of a hard landing in China has diminished, as recent policy easing in China has resulted in a modest pickup in growth, which bodes well for commodity prices and global growth and trade, more generally.

The economists also noted that given the ongoing uncertain global economic environment, interest rates could remain lower for a longer period than is projected in the October survey.

Finally, world prices for the major commodities produced in Canada are key determinants of GDP inflation, and therefore nominal GDP. There are both upside and downside risks to the commodity price outlook, particularly in the short term. The private sector expectation for GDP inflation is consistent with commodity prices remaining at relatively low levels over the forecast horizon (Table 2.3).

Table 2.3

Commodity Prices Consistent With the

October 2012 Private Sector Forecast for GDP Inflation

	Current Price[1]	2012	2013	2014	2015	2016	2017

Prices consistent with the October 2012 survey
Commodity price index (2002 = 100)	211.8	218.2	214.8	216.2	220.1	223.4	225.2
Crude oil (West Texas Intermediate, US$/barrel)	86	94	89	90	93	96	97
Crude oil (Alberta prices, US$/barrel)[2]	82	84	79	80	83	85	86
Natural gas (Henry Hub, US$/MMBtu)	3.4	2.7	3.3	3.3	3.4	3.5	3.6

[1]	Average of two weeks ending November 2, 2012.
[2]

Canadian heavy crude oil price (at Hardisty, Alberta), week ending October 26. Canadian crude prices are assumed to grow at the same pace as West Texas Intermediate crude prices over the 2012 to 2017 period.

Planning Assumptions

In light of these risks, for fiscal planning purposes, the Government has maintained the downward adjustment for risk to the private sector forecast for nominal GDP at $20 billion for 2013 through 2017 (Table 2.4). The downward adjustment for 2012 is reduced to $7 billion, as actual economic data are now available for almost two thirds of the year (meaning the risk of a downward shock for 2012 as a whole has been reduced). The Government will continue to evaluate economic developments and risks to determine whether or not it would be appropriate to maintain this adjustment for risk in the future. The fiscal outlook is presented in Chapter 3.

Table 2.4

Update 2012 Planning Assumption for Nominal GDP

billions of dollars

	2012	2013	2014	2015	2016	2017

October 2012 survey of private sector economists	1,822	1,895	1,984	2,078	2,169	2,262
Update 2012 fiscal planning assumption	1,815	1,875	1,964	2,058	2,149	2,242

Adjustment for risk	-7	-20	-20	-20	-20	-20

Addendum
Adjustment for risk in Budget 2012	-20	-20	-20	-20	-20	—

Chapter 3

Fiscal Outlook

While the Canadian economy has recovered from the global recession better than other Group of Seven (G-7) economies, the global economic environment remains fragile and the downside risks have started to weigh on global growth prospects and world commodity prices. Canada is not immune to these external developments. Indeed, reflecting lower commodity prices and the associated weakness in nominal gross domestic product (GDP), revenues are projected to be lower than forecast in Budget 2012, negatively impacting the fiscal track. However, by continuing to control growth in program spending, the Government remains on track to return to balanced budgets over the medium term.

This chapter reviews the major fiscal developments since Budget 2012 and updates the Government’s fiscal projections for the 2012–13 to 2017–18 period.

Planning Assumptions

To ensure objectivity and transparency in forecasting, the economic forecast underlying the Government’s fiscal projections is based on an average of private sector economic forecasts. This process has been followed for nearly two decades. This Update maintains that approach.

However, as described in Chapter 2, although the October 2012 private sector survey is considered to be a reasonable basis for fiscal planning purposes, the global economic outlook remains highly uncertain. As a result, the Government has judged it appropriate to continue to include a downward adjustment to the private sector forecast for nominal GDP. With this adjustment for risk, the revenue projections are reduced by $3.0 billion in each year from 2013–14 to 2017–18 (Table 3.1). The downward adjustment for 2012–13 is reduced to $1 billion, as actual economic data are now available for almost two thirds of 2012 (meaning the risk of a downward shock for 2012 as a whole has been reduced).

Table 3.1

Planning Assumptions for the Update of Economic and Fiscal Projections

billions of dollars

	2012–13	2013–14	2014–15	2015–16	2016–17	2017–18

Adjustment for risk to revenues	-1.0	-3.0	-3.0	-3.0	-3.0	-3.0

Reclassifications Reflecting the Adoption of the New Accounting Standard for Tax Revenues

Beginning with the 2012–13 fiscal year, the Government has adopted the new accounting standard regarding tax revenues issued by the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants. Notably, the new standard provides guidance as to whether payments made through the tax system or reductions in taxes payable should be classified as either reductions in tax revenues or as transfer payments. Under the new standard, some tax credits that were previously recorded as a reduction in tax revenues have been reclassified as transfer payments under direct program spending. These include the Working Income Tax Benefit, the Refundable Medical Expense Supplement, the Canadian Film or Video Production Tax Credit, the Film or Video Production Services Tax Credit, and that portion of the Atlantic Investment Tax Credit and the Scientific Research and Experimental Development Tax Credit that is eligible to be refunded.

As a result of the reclassification, both revenues and expenses will increase by an equivalent amount, resulting in no net impact on the budgetary balance. The fiscal outlook tables and charts in this Update reflect this reclassification. To enhance comparability, prior-year results have also been restated to reflect this reclassification. For 2011–12, this has the impact of increasing both revenues and expenses by $3.6 billion or 0.2 per cent of GDP (Table 3.2).

Table 3.2

2011–12 Reclassifications Resulting From the Adoption

of the New Accounting Standard for Tax Revenues

billions of dollars

	Before reclassification[1]	Adjustments	After reclassification[2]

Budgetary revenues
Personal income tax[3]	119.3	1.3	120.5
Corporate income tax[4]	31.7	2.3	34.0
Other revenues	94.2	0.0	94.2

Total budgetary revenues	245.2	3.6	248.8

Program expenses
Major transfers	125.2	0.0	125.2
Direct program expenses[3,4]	115.2	3.6	118.8

Total program expenses	240.4	3.6	244.0

Public debt charges	31.0	0.0	31.0

Budgetary balance	-26.2	0.0	-26.2

Note: Totals may not add due to rounding.

[1]	As reported in the Annual Financial Report of the Government of Canada—Fiscal Year 2011–2012 and Public Accounts of Canada 2012.
[2]	This is a preliminary estimate. Final figures will be reported in the Public Accounts of Canada 2013.
[3]	Reclassified tax credits include the Working Income Tax Benefit and the Refundable Medical Expense Supplement.
[4]

Reclassified tax credits include the Canadian Film or Video Production Tax Credit, the Film or Video Production Services Tax Credit, and that portion of the Atlantic Investment Tax Credit and the Scientific Research and Experimental Development Tax Credit that is eligible to be refunded.

Changes in the Fiscal Outlook Since the March 2012 Budget

Table 3.3 provides a summary of the changes in the fiscal projections between Budget 2012 and this Update of Economic and Fiscal Projections. The $26.2-billion deficit in 2011–12 was $1.4 billion higher than the $24.9-billion deficit forecast in Budget 2012. Revenues were $2.8 billion lower than projected, reflecting lower-than-expected tax revenues, which were affected by the slowing of nominal GDP growth at the end of the fiscal year. However, this outcome was partly offset by program expenses which were $1.5 billion lower than forecast.

The table shows that the risk-adjusted budgetary balance has deteriorated across the forecast horizon as a result of lower expected revenues. Nevertheless, the projected budgetary deficit continues its downward track, reaching a small deficit of $1.8 billion in 2015–16 before turning into surpluses of $1.7 billion and $3.4 billion in 2016–17 and 2017–18, respectively. As a result, despite the weak global economic environment, the Government is on track to meet its commitment to return to balanced budgets over the medium term.

Table 3.3 also shows the impact of the reclassification of certain tax credits resulting from the adoption of the new accounting standard for tax revenues. As previously described, the accounting reclassification increases both revenues and expenses by an equivalent amount, resulting in no net impact on the budgetary balance.

Table 3.3

Summary of Changes in the Fiscal Outlook Since Budget 2012

billions of dollars

		Projection
	2011–12	2012–13	2013–14	2014–15	2015–16	2016–17	2017–18

Budget 2012 budgetary balance	-24.9	-21.1	-10.2	-1.3	3.4	7.8	n/a
Add: Adjustment for risk in Budget 2012		3.0	3.0	3.0	3.0	3.0

Budget 2012 budgetary balance before adjustment for risk	-24.9	-18.1	-7.2	1.7	6.4	10.8

Impact of economic and fiscal developments
Add: Budgetary revenues	-2.8	-6.3	-7.1	-7.8	-7.7	-7.3
Less: Program expenses	-2.0	0.8	0.6	1.5	0.5	0.5
Less: Public debt charges	0.1	-1.3	-1.3	-2.0	-2.9	-1.6

Total economic and fiscal developments	-0.9	-5.8	-6.3	-7.3	-5.3	-6.2

Policy decisions since Budget 2012
Less: Service Income Security Insurance Plan and Veterans Affairs’ disability benefits	0.5	1.1	0.1	0.1	0.1	0.0
Less: Other		0.0	-0.1	-0.1	-0.1	-0.2

Total	0.5	1.1	0.0	0.0	-0.1	-0.1

Reclassifications—change in accounting treatment of tax revenues
Add: Budgetary revenues	3.6	3.7	3.9	3.9	3.7	3.6
Less: Budgetary expenses	3.6	3.7	3.9	3.9	3.7	3.6

Total	0.0	0.0	0.0	0.0	0.0	0.0

2012 Update budgetary balance before adjustment for risk	-26.2	-25.0	-13.5	-5.6	1.2	4.7	6.4
Add: Adjustment for risk in Update 2012		-1.0	-3.0	-3.0	-3.0	-3.0	-3.0

2012 Update budgetary balance	-26.2	-26.0	-16.5	-8.6	-1.8	1.7	3.4

Note: Totals may not add due to rounding.

Coupled with lower-than-expected 2011–12 tax revenues, the downward revision to nominal GDP, the broadest single indicator of the tax base, drives a significant decrease in tax revenues over the 2012–13 to 2016–17 period (Chart 3.1). In addition, lower projected interest rates lead to a lower outlook for other revenues.

Total expenses over the 2012–13 to 2016–17 period are $5.2 billion lower than projected in Budget 2012. While program expenses are somewhat higher, public debt charges are considerably reduced due to lower expected interest rates.

The modest increase in program expenses is largely due to a change in the timing of when employee pension and benefit liabilities are expensed. Because long-term interest rates, which are used to discount those liabilities, are now expected to be lower than previously projected, relatively more of those liabilities must be expensed in the near term as opposed to the future. That said, the long-term total pension and benefit liability of the Government has not changed as a result of changes in interest rates.

In addition to the interest rate impact, this Update reflects the expected savings from changes to federal employee pension plans included in the Jobs and Growth Act, 2012 as well as savings anticipated from changes to the Members of Parliament pension plan included in the Members of Parliament Retiring Allowances Act. In addition, this Update incorporates additional savings from the elimination of voluntary severance benefits first announced in Budget 2011, of which roughly $300 million in savings were recognized as of Budget 2012. Once fully implemented, these measures will generate annual savings of $1.4 billion as of 2017–18. Other fiscal developments include the deferral of transfers for infrastructure spending to future years in light of project delays.

With respect to new policy decisions, a significant portion of the expected increase in expenses for 2012–13 is related to the Government’s decision not to appeal the Federal Court of Canada decision regarding the offset of the Pension Act disability benefits from the Service Income Security Insurance Plan (SISIP). Following that decision, the Government discontinued the application of this offset to SISIP and decided to harmonize Veterans Affairs’ disability benefits with the changes to SISIP in order to ensure that servicemen and servicewomen who become disabled will receive full benefits and services. Under public sector accounting rules, the Government is obligated to record the full cost of these changes in its financial statements immediately as opposed to the moment these payments will be made to veterans, based on the existing population of veterans eligible for the additional benefits. In addition, the Government will accrue an additional small cost in subsequent years as new veterans become eligible for these benefits. The cost of these changes is estimated to be $1.9 billion over seven years, of which $0.5 billion was recorded in 2011–12. Of the remaining amount, $1.1 billion is expected to be recorded in 2012–13, with the remainder being recorded in subsequent years.

The costs of policy decisions since Budget 2012 are offset by lower-than-expected funding requirements for the Correctional Service of Canada in light of a lower-than-expected inmate population, which means that expected increases in costs for prisons have not materialized.

Even after taking into account the economic and fiscal developments and policy decisions since Budget 2012, projected program expenses are not significantly different from what was projected in the budget, and the difference decreases over time. Indeed, when the change in the timing of pension and benefit expenses due to interest rate changes is taken into account, program expenses are lower on average over the forecast horizon. This demonstrates the Government’s control of program spending growth in order to return to balanced budgets over the medium term.

Summary Statement of Transactions

Table 3.4 summarizes the Government’s financial position over the forecast horizon. These projections are based on the average private sector forecast for the economy, with the adjustment for risk discussed above. As indicated in Chapter 2, the values expressed as a share of GDP incorporate the historical revisions to the Canadian System of National Accounts released on October 1, 2012 by Statistics Canada.

Table 3.4

Summary Statement of Transactions

billions of dollars

		Projection
	2011–12	2012–13	2013–14	2014–15	2015–16	2016–17	2017–18

Budgetary revenues[1]	248.8	254.4	267.2	281.6	296.1	308.8	319.8
Program expenses[1]	244.0	250.9	253.9	259.2	265.9	272.6	280.4
Public debt charges	31.0	29.6	29.8	31.0	32.0	34.5	36.0

Total expenses	275.0	280.4	283.7	290.2	297.9	307.1	316.4

Budgetary balance	-26.2	-26.0	-16.5	-8.6	-1.8	1.7	3.4
Federal debt[2]	582.2	609.4	625.8	634.4	636.2	634.5	631.1

Per cent of GDP
Budgetary revenues	14.1	14.0	14.2	14.3	14.4	14.4	14.3
Program expenses	13.8	13.8	13.5	13.2	12.9	12.7	12.5
Public debt charges	1.8	1.6	1.6	1.6	1.6	1.6	1.6
Budgetary balance	-1.5	-1.4	-0.9	-0.4	-0.1	0.1	0.2
Federal debt	33.0	33.6	33.4	32.3	30.9	29.5	28.1

Note: Totals may not add due to rounding.

[1]	Budgetary revenues and program expenses reflect the adoption of the new accounting standard for tax revenues.
[2]	The projected level of federal debt for 2012–13 includes an estimate of other comprehensive income.

As a result of the Government’s responsible management of public finances, the budgetary balance is projected to continue to improve from a deficit of $26.2 billion in 2011–12 to a surplus of $1.7 billion in 2016–17 (Chart 3.2). This projection includes the adjustment for risk. If the risks to the outlook do not materialize and the adjustment for risk is not required, a surplus of $1.2 billion is projected for 2015–16. As a percentage of GDP, the budgetary balance is projected to improve over the forecast period from a deficit of 1.5 per cent in 2011–12 to a surplus of 0.2 per cent in 2017–18, including the adjustment for risk.

The federal debt-to-GDP ratio (accumulated deficit) stood at 33.0 per cent in 2011–12, down from 33.1 per cent in 2010–11 and less than half of its post World War II peak of 67.1 per cent in 1995–96. The debt ratio is projected to fall to 28.1 per cent in 2017–18, in line with the recent low in 2008–09. This will help to ensure that Canada meets its G-20 targets, as agreed to by G-20 leaders at their summit in Toronto in June 2010, to halve deficits by 2013 and to stabilize or reduce total government debt-to-GDP ratios by 2016.

Indeed, the International Monetary Fund projects that Canada’s total government net debt-to-GDP ratio (including the net debt of the federal, provincial/territorial and local governments as well as the net assets of the Canada Pension Plan and the Québec Pension Plan) will remain the lowest, by far, of any G-7 country (Chart 3.3).

Outlook for Budgetary Revenues

Table 3.5

Revenue Outlook

billions of dollars

		Projection
	2011–12	2012–13	2013–14	2014–15	2015–16	2016–17	2017–18

Income taxes
Personal income tax[1]	120.5	125.5	132.1	140.4	148.7	156.3	164.2
Corporate income tax[1]	34.0	33.1	35.5	37.8	39.4	41.1	42.7
Non-resident income tax	5.3	5.3	5.7	6.0	6.5	6.9	7.3

Total income tax	159.8	163.9	173.2	184.2	194.6	204.3	214.2

Excise taxes/duties
Goods and Services Tax	28.4	29.4	30.8	32.3	33.9	35.6	37.3
Customs import duties	3.9	4.1	4.2	4.5	4.7	4.9	5.1
Other excise taxes/duties	10.9	10.9	10.7	10.8	10.7	10.5	10.5

Total excise taxes/duties	43.1	44.4	45.7	47.5	49.3	51.0	53.0

Total tax revenues	202.9	208.3	218.9	231.7	243.9	255.3	267.2
Employment Insurance premium revenues	18.6	20.1	21.8	23.3	24.6	23.9	21.3
Other revenues	27.3	26.0	26.5	26.6	27.6	29.6	31.3

Total budgetary revenues	248.8	254.4	267.2	281.6	296.1	308.8	319.8

Per cent of GDP
Personal income tax	6.8	6.9	7.0	7.1	7.2	7.3	7.3
Corporate income tax	1.9	1.8	1.9	1.9	1.9	1.9	1.9
Goods and Services Tax	1.6	1.6	1.6	1.6	1.6	1.7	1.7
Total tax revenues	11.5	11.5	11.7	11.8	11.9	11.9	11.9
Employment Insurance premium revenues	1.1	1.1	1.2	1.2	1.2	1.1	1.0
Other revenues	1.5	1.4	1.4	1.4	1.3	1.4	1.4
Total budgetary revenues	14.1	14.0	14.2	14.3	14.4	14.4	14.3

Note: Totals may not add due to rounding.

[1]	Figures reflect the adoption of the new accounting standard for tax revenues.

Table 3.5 sets out the Government’s projection for budgetary revenues after the adjustment for risk, which for planning purposes is applied to tax revenues and other revenues. Revenues are expected to increase by 2.3 per cent in 2012–13. Over the remainder of the forecast horizon, revenues are projected to grow at an average annual rate of 4.7 per cent.

Personal income tax revenues—the largest component of budgetary revenues—are projected to increase by $4.9 billion, or 4.1 per cent, to $125.5 billion in 2012–13. Over the remainder of the projection period, personal income tax revenues increase somewhat faster than growth in nominal GDP, averaging 5.5 per cent annual growth, reflecting the progressive nature of the income tax system combined with real income gains.

Corporate income tax revenues are projected to be $33.1 billion in 2012–13. Over the remainder of the projection period, corporate income tax revenues are forecast to grow at an annual rate of 5.2 per cent, largely in line with projected profit growth.

Non-resident income tax revenues are income taxes paid by non-residents of Canada on Canadian-sourced income, notably dividends and interest payments. They are projected to grow at an average annual rate of 5.4 per cent over the forecast horizon.

Goods and Services Tax (GST) revenues are projected to grow by 3.8 per cent in 2012–13 based on projected growth in taxable consumption and year-to-date results. Annual growth in GST revenues is projected to average 4.9 per cent over the remainder of the projection period, in line with growth in taxable consumption.

Customs import duties are projected to increase by $0.2 billion, or 4.9 per cent, in 2012–13, reflecting year-to-date results. Over the remainder of the projection period, annual growth in customs import duties is projected to average 4.8 per cent, in line with projected growth in imports. Based on year-to-date results, other excise taxes and duties are projected to be $10.9 billion in 2012–13 and, in line with trends over the last five years, are projected to decline slowly over the remainder of the projection period.

Employment Insurance (EI) premium revenues are projected to grow by 8.3 per cent in 2012–13, in line with the growth in insurable earnings and the EI premium rate of $1.88 per $100 of insurable earnings in 2013. From 2013–14 to 2015–16, it is projected that the annual growth in EI premium revenues will average 6.9 per cent until the EI Operating Account is returned to cumulative balance in 2016. As announced in Budget 2012, once the EI Operating Account has achieved balance, the EI premium rate will be set annually at a seven-year break-even rate to ensure that EI premiums are no higher than needed to pay for the EI program. This new rate-setting mechanism leads to a lowering of the EI premium rate and a corresponding decline in EI premium revenues over the final two fiscal years of the forecast horizon.

Other revenues include revenues from consolidated Crown corporations, net income from enterprise Crown corporations, returns on investments, foreign exchange revenues and proceeds from the sales of goods and services. These revenues are generally volatile, owing principally to the impact of interest rates on returns on investments and the assets in the Exchange Fund Account, and the net gains or losses from enterprise Crown corporations. These revenues are also affected by the impact of exchange rate movements on the Canadian-dollar value of foreign-denominated assets as well as flow-through items that give rise to an offsetting expense and therefore do not impact the budgetary balance.

For 2012–13, other revenues are projected to decrease by 4.7 per cent to $26.0 billion due primarily to lower revenues from Crown corporations and the collection of lower offshore resource royalties on behalf of the provinces. This decline in other revenues only partially affects the budgetary balance as offshore resource revenues are transferred to the provinces, and this gives rise to an offsetting reduction in expenses. Growth in other revenues is expected to average 3.8 per cent over the remainder of the forecast horizon, based on the projected profiles of interest rates and nominal GDP.

Chart 3.4 shows that the revenue-to-GDP ratio has decreased from 16.0 per cent in 2006-07 to 14.1 per cent in 2011–12. Over the forecast horizon, the revenue-to-GDP ratio is projected to remain relatively stable at around 14.3 per cent.

Outlook for Program Expenses

Table 3.6

Program Expenses Outlook

billions of dollars

		Projection
	2011–12	2012–13	2013–14	2014–15	2015–16	2016–17	2017–18

Major transfers to persons
Elderly benefits	38.0	40.4	42.7	44.9	47.3	49.9	52.6
Employment Insurance benefits[1]	17.6	18.2	18.9	19.4	19.5	20.0	20.4
Children’s benefits	12.7	12.9	13.2	13.5	13.8	14.0	14.2

Total	68.4	71.5	74.7	77.9	80.6	83.9	87.2

Major transfers to other levels of government
Canada Health Transfer	27.0	28.6	30.3	32.1	34.0	36.1	37.7
Canada Social Transfer	11.5	11.9	12.2	12.6	13.0	13.3	13.7
Other health and social transfers[2]	0.2	0.3	0.3	0.0	0.0	0.0	0.0
Fiscal arrangements[3]	16.9	17.8	18.7	19.4	20.1	20.9	21.8
Canada’s cities and communities	2.2	2.1	2.0	2.0	2.0	2.0	2.0
Other major transfers[4]	2.3	1.2	0.4	0.4	0.3	0.2	0.2
Alternative Payments for Standing Programs[5]	-3.2	-3.3	-3.5	-3.7	-3.9	-4.1	-4.4

Total	56.8	58.6	60.3	62.7	65.5	68.5	71.1

Direct program expenses
Operating expenses subject to freeze[6]	50.6	51.7	51.0	51.3	52.4	53.3	54.7
Other operating expenses	25.4	26.4	25.2	24.6	24.8	24.4	25.0
Transfer payments[6,7]	38.1	37.5	37.1	37.0	36.6	36.3	36.0
Capital amortization	4.6	5.2	5.4	5.8	6.0	6.3	6.5

Total	118.8	120.8	118.9	118.6	119.8	120.3	122.2

Total program expenses	244.0	250.9	253.9	259.2	265.9	272.6	280.4

Per cent of GDP
Major transfers to persons	3.9	3.9	4.0	4.0	3.9	3.9	3.9
Major transfers to other levels of government	3.2	3.2	3.2	3.2	3.2	3.2	3.2
Direct program expenses	6.7	6.7	6.3	6.0	5.8	5.6	5.4
Total program expenses	13.8	13.8	13.5	13.2	12.9	12.7	12.5

Note: Totals may not add due to rounding.

[1]

EI benefits include regular EI benefits, sickness, maternity, parental, compassionate care, fishing and work-sharing benefits, and employment benefits and support measures. These represent 90 per cent of total EI program expenses. The remaining EI costs relate mainly to administration and are part of operating expenses subject to freeze.

[2]	Other health and social transfers include the Wait Times Reduction Transfer and other health-related transfers.
[3]	Fiscal arrangements include Equalization, Territorial Formula Financing, the Youth Allowances Recovery and statutory subsidies.
[4]

Other major transfers to other levels of government include transitional payments; transfer protection payments in 2011–12 and 2012–13; payments under the 2005 Offshore Accords; and assistance regarding sales tax harmonization.

[5]

The Alternative Payments for Standing Programs represent a recovery from Quebec of an additional tax point transfer above and beyond the tax point transfer under the Canada Health Transfer and the Canada Social Transfer.

[6]	Figures reflect the reclassification of the spending by Canada Mortgage and Housing Corporation for social housing from operating expenses to transfer payments under direct program spending.
[7]	Figures reflect the adoption of the new accounting standard for tax revenues.

Table 3.6 sets out the main components of program expenses: major transfers to persons, major transfers to other levels of government, and direct program expenses.

Major transfers to persons consist of elderly, EI and children’s benefits.

Elderly benefits are comprised of Old Age Security, Guaranteed Income Supplement and Allowance payments to qualifying seniors, with Old Age Security payments representing approximately 75 per cent of these expenditures. Elderly benefits are projected to grow from $40.4 billion in 2012-13 to $52.6 billion in 2017–18, or approximately 5.4 per cent per year—faster than nominal GDP, which is projected to grow on average by 4.4 per cent per year. This increase is due to consumer price inflation, to which benefits are fully indexed, and a projected increase in the seniors’ population from 5.2 million in 2012–13 to 6.2 million in 2017–18, or an average increase of 3.5 per cent per year.

EI benefits are projected to increase by 3.1 per cent to $18.2 billion in 2012–13 based on year-to-date results and projected growth in average benefits. Over the remainder of the projection period, EI benefits are projected to grow slowly, averaging 2.3 per cent annually, as projected increases in the average benefits paid to EI recipients more than offset the impacts of the reduction in the number of unemployed.

Children’s benefits, including the Canada Child Tax Benefit and the Universal Child Care Benefit, are projected to increase moderately over the forecast horizon, reflecting growth in the eligible population and adjustments for inflation.

Major transfers to other levels of government include transfers in support of health and social programs, Equalization and Territorial Formula Financing, among others. The Canada Health Transfer (CHT) will continue to grow from $28.6 billion in 2012–13 to $37.7 billion in 2017–18. Starting in 2017–18, the CHT will grow in line with a three-year moving average of nominal GDP growth, with funding guaranteed to increase by at least 3 per cent per year. The Canada Social Transfer will continue to grow at 3 per cent per year. Other major transfers to other levels of government include transfer protection payments to provinces in 2011–12 and 2012–13 as well as a provision for transitional assistance for Prince Edward Island, which has announced it will move to the Harmonized Sales Tax.

Direct program expenses include expenses of National Defence and other departments; expenses of consolidated Crown corporations; and transfers administered by departments for, among other purposes, farm income support, natural resource royalties paid to provinces, and student financial assistance. As the Government has adopted the new accounting standard regarding tax revenues, the Working Income Tax Benefit, the Refundable Medical Expense Supplement, the Canadian Film or Video Production Tax Credit, the Film or Video Production Services Tax Credit, and that portion of the Atlantic Investment Tax Credit and the Scientific Research and Experimental Development Tax Credit that is eligible to be refunded have been reclassified and are now included in the transfer payments category of direct program expenses.

Direct program expenses are broadly stable over the forecast horizon, with spending falling from $120.8 billion in 2012–13 to $118.6 billion in 2014–15, then rising to $122.2 billion in 2017–18. As a share of GDP, direct program expenses decline over the projection period from 6.7 per cent in 2012–13 to 5.4 per cent in 2017–18.

Some of these expenses are subject to the operating freeze announced in Budget 2010. These include the wages and salaries of federal employees, professional services contracts, telecommunications, leases, utilities (heat and hydro), materials and supplies. Operating expenses subject to freeze are broadly stable over the forecast horizon, with spending increasing modestly from $51.7 billion in 2012–13 to $54.7 billion in 2017–18. Of note, $2.1 billion in spending by Canada Mortgage and Housing Corporation related to social housing has been reclassified as transfer payments under direct program expenses. This change took effect with the 2011–12 Public Accounts.

Other operating expenses include costs for employee pensions and other benefits, non-wage expenses of National Defence and accrual amounts for items such as the allowance for bad debt. Expenses in this category are projected to increase from $25.4 billion in 2011–12 to $26.4 billion in 2012–13 due to changes to the Service Income Security Insurance Plan and Veterans Affairs’ disability benefits. With the exception of 2012–13, other operating expenses are broadly stable.

Transfer payments administered by departments are projected to decline steadily over the projection period, with spending falling from $37.5 billion in 2012–13 to $36 billion in 2017–18. This reflects the reduction of activity under the Building Canada Fund and decreases in natural resource royalties paid to provinces.

Amounts for capital expenses are presented on an accrual basis. The amount of capital amortization is expected to increase modestly from $5.2 billion in 2012–13 to $6.5 billion in 2017–18 as a result of new investments and upgrades to existing capital.

As a share of GDP, program expenses are projected to decline from 13.8 per cent in 2011–12 to 12.5 per cent in 2017–18, which represents a return to pre-recession ratios (Chart 3.5).

Risks to the Fiscal Projections

Risks to the economic outlook are the greatest source of uncertainty to the fiscal projections. To help quantify these risks, tables illustrating the sensitivity of the budgetary balance to a number of economic shocks are provided below.

Beyond the economic outlook, there remain upside and downside risks associated with the fiscal projections, as several key drivers of the fiscal outlook are not directly linked to economic variables (such as the relationship between personal income taxes and personal income or the extent to which departments and agencies do not fully use all of the resources appropriated by Parliament).

Sensitivity of the Budgetary Balance to Economic Shocks

Changes in economic assumptions affect the projections for revenues and expenses. The following tables illustrate the sensitivity of the budgetary balance to a number of economic shocks:

•	A one-year, 1-percentage-point decrease in real GDP growth driven equally by lower productivity and employment growth.

•

A decrease in nominal GDP growth resulting solely from a one-year, 1-percentage-point decrease in the rate of GDP inflation (assuming that the Consumer Price Index (CPI) moves in line with GDP inflation).

•	A sustained 100-basis-point increase in all interest rates.

These sensitivities are generalized rules of thumb that assume any decrease in economic activity is proportional across income and expenditure components, and are meant to provide a broad illustration of the impact of economic shocks on the outlook for the budgetary balance. Actual economic shocks may have different fiscal impacts. For example, they may be concentrated in specific sectors of the economy or cause different responses in key economic variables (e.g. GDP inflation and CPI inflation may have different responses to a given shock).

Table 3.7

Estimated Impact of a One-Year, 1-Percentage-Point Decrease in Real GDP Growth on Federal Revenues, Expenses and Budgetary Balance

billions of dollars

	Year 1	Year 2	Year 5

Federal revenues
Tax revenues
Personal income tax	-2.0	-2.1	-2.3
Corporate income tax	-0.3	-0.4	-0.4
Goods and Services Tax	-0.3	-0.4	-0.4
Other	-0.2	-0.2	-0.3

Total tax revenues	-2.9	-3.0	-3.4
Employment Insurance premiums	-0.2	-0.2	-0.2
Other revenues	0.0	0.0	0.0

Total budgetary revenues	-3.1	-3.3	-3.6

Federal expenses
Major transfers to persons
Elderly benefits	0.0	0.0	0.0
Employment Insurance benefits	0.8	0.9	1.0
Children’s benefits	0.0	0.0	0.0

Total	0.8	0.9	1.0
Other program expenses	-0.1	-0.1	-0.2
Public debt charges	0.0	0.1	0.3

Total expenses	0.8	0.8	1.2

Budgetary balance	-3.9	-4.1	-4.8

Note: Totals may not add due to rounding.

A 1-percentage-point decrease in real GDP growth reduces the budgetary balance by $3.9 billion in the first year, $4.1 billion in the second year and $4.8 billion in the fifth year (Table 3.7).

•

Tax revenues from all sources fall by a total of $2.9 billion in the first year and by $3.0 billion in the second year. Personal income tax revenues decrease as employment and wages and salaries fall. Corporate income tax revenues fall as output and profits decrease. GST revenues decrease as a result of lower consumer spending associated with the fall in employment and personal income.

•

EI premium revenues decrease as employment and wages and salaries fall. In order to isolate the direct impact of the economic shock and provide a general overview of the fiscal impacts, the EI premium revenue impacts do not include changes in the premium rate that would be necessary to bring the EI Operating Account back into balance, as the rate changes would be very sensitive to the timing of the shock and cumulative balance in the Account.

•

Expenses rise, mainly reflecting higher EI benefits (due to an increase in the number of unemployed) and higher public debt charges (reflecting a higher stock of debt due to the lower budgetary balance). This rise is partially offset by lower other program expenses (as certain programs are tied directly to growth in nominal GDP).

Table 3.8

Estimated Impact of a One-Year, 1-Percentage-Point Decrease in GDP Inflation on Federal Revenues, Expenses and Budgetary Balance

billions of dollars

	Year 1	Year 2	Year 5

Federal revenues
Tax revenues
Personal income tax	-2.0	-1.6	-1.5
Corporate income tax	-0.3	-0.4	-0.4
Goods and Services Tax	-0.3	-0.4	-0.4
Other	-0.2	-0.2	-0.3

Total tax revenues	-2.9	-2.5	-2.6
Employment Insurance premiums	-0.1	-0.2	-0.2
Other revenues	-0.1	-0.1	-0.1

Total budgetary revenues	-3.1	-2.8	-2.9

Federal expenses
Major transfers to persons
Elderly benefits	-0.3	-0.5	-0.5
Employment Insurance benefits	-0.1	-0.1	-0.1
Children’s benefits	-0.1	-0.1	-0.1

Total	-0.4	-0.7	-0.8
Other program expenses	-0.2	-0.3	-0.8
Public debt charges	-0.4	0.0	0.2

Total expenses	-1.1	-0.9	-1.4

Budgetary balance	-2.0	-1.9	-1.5

Note: Totals may not add due to rounding.

A 1-percentage-point decrease in nominal GDP growth resulting solely from lower GDP inflation (assuming that the Consumer Price Index moves in line with GDP inflation) lowers the budgetary balance by $2.0 billion in the first year, $1.9 billion in the second year and $1.5 billion in the fifth year (Table 3.8).

•

Lower prices result in lower nominal income and, as a result, personal income tax revenues decrease, reflecting declines in the underlying nominal tax base. As the parameters of the personal income tax system are indexed to inflation and automatically adjust in response to the shock, the fiscal impact is smaller than under the real shock. For the other sources of tax revenue, the negative impacts are similar under the real and nominal GDP shocks.

•

EI premium revenues, absent any change in the premium rate, decrease marginally in response to lower earnings. In order to isolate the direct impact of the economic shock and provide a general overview of the fiscal impacts, the EI premium revenue impacts do not include changes in the premium rate that would be necessary to bring the EI Operating Account back into balance, as the rate changes would be very sensitive to the timing of the shock and the cumulative balance in the Account. EI benefits decline slightly due to lower average benefits.

•	Other revenues decline slightly as lower prices lead to lower revenues from the sales of goods and services.

•

Partly offsetting lower revenues are the declines in the cost of statutory programs that are indexed to inflation, such as elderly benefit payments and the Canada Child Tax Benefit, and downward pressure on federal program expenses. Payments under these programs are smaller if inflation is lower. In addition, other program expenses are also lower as certain programs are tied directly to growth in nominal GDP.

•	Public debt charges decline in the first year due to lower costs associated with Real Return Bonds, then rise due to the higher stock of debt.

Table 3.9

Estimated Impact of a Sustained 100-Basis-Point Increase in All Interest Rates on Federal Revenues, Expenses and Budgetary Balance

billions of dollars

	Year 1	Year 2	Year 5

Federal revenues	1.2	1.5	2.1
Federal expenses	1.8	3.0	4.2

Budgetary balance	-0.6	-1.4	-2.1

An increase in interest rates decreases the budgetary balance by $0.6 billion in the first year, $1.4 billion in the second year and $2.1 billion in the fifth year (Table 3.9). The decline stems entirely from increased expenses associated with public debt charges. The impact on debt charges rises through time as longer-term debt matures and is refinanced at higher rates. Moderating the overall impact is an increase in revenues associated with the increase in the rate of return on the Government’s interest-bearing assets, which are recorded as part of other revenues. The impacts of changes in interest rates on public sector pension and benefit expenses are excluded from the sensitivity analysis.

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